Filed by FS Investment Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Corporate Capital Trust, Inc.

Commission File No. 814-00827

FS Analyst Call

Prosek Partners

July 23, 2018

Transcript by TransPerfect

OPERATOR: Good morning ladies and gentlemen, welcome to today’s conference call to discuss the proposed merger of FS Investment Corporation and Corporate Capital Trust. Your lines will be in a listen-only mode during the remarks by management. At the conclusion of the remarks, we will begin the question and answer session at which time I will give you instructions on entering the queue. Please note that this conferences call is being recorded. At this time, Marc Yaklofsky, Senior Vice President of FS Investments, will proceed with the introduction. Mr. Yaklofsky, you may begin.

MARC YAKLOFSKY: Good morning and thank you for joining us. On today’s call, we will discuss the proposed merger of FS Investment Corporation and Corporate Capital Trust. Please note that FS Investment Corporation may be referred to as FSIC and Corporate Capital Trust may be referred to as CCT throughout the call. Today’s conference call is being recorded and an audio replay of the call will be available for 30 days. Replay information is included in a press release issued earlier today. A link to today’s webcast and presentation is available on the investor relations section of FSIC’s website at www.fsinvestmentcorp.com, and CCT’s website at www.corporatecapitaltrust.com. Please note that this call is the property of FSIC and CCT. Any unauthorized rebroadcast of this call in any form is strictly prohibited. I would also like to call your attention to the customary disclose in FSIC and CCT’s respective filings with the SEC regarding forward looking statements. Today’s conference call may include forward looking statements and we ask that you refer to FSIC and CCT’s most recent filings with the SEC for important factors that could cause actual results and outcomes to differ materially from these statements. Neither FSIC and CCT undertake the update forward looking statements unless required to do so by law. To obtain copies of FSIC’s and CCT’s latest SEC filings, including when available the joint proxy statement of FSIC and CCT relating to the proposed merger, which will contain important information about the transaction, please visit each fund’s respective website. Speaking on todays’ call will be Michael Forman, Chief Executive Officer of FSIC and CCT and Todd Builione, President of FSIC and CCT. We’re also joined by Dan Pietrzak, Chief Investment Officer of FSIC and CCT and Brian Gerson, Head of Private Credit of FS Investments. I will now turn the call over to Michael.

MICHAEL FORMAN: Thank you, Marc. On behalf of both FSIC and CCT, I would like to thank you all for joining us this morning. Since we announced this strategic partnership between FS Investments and KRR to jointly manage the largest BDC platform in the industry back in December, we’ve made consistent progress on several key fronts, including a seamless transition process and overwhelming shareholder support for the partnership. The merger of CCT and FSIC represents another important milestone in our efforts to drive value for our investors. As we stated on previous calls, we have been carefully considering the potential mergers of the six BDCs that comprise the FSIC and CCT franchises. We believe that merging these entities will provide business and operational synergies, in the near term as well as longer term, that will expand shareholder value, specifically through reductions in administrative costs, further

FS Analyst Call

Prosek Partners

July 23, 2018

Transcript by TransPerfect

expansion and diversification of the investment portfolio, and the optimization of our capital structure with lower borrowing costs. The merger of the two publicly traded vehicles provides what we hope is the framework for the combination of the remaining non-traded funds in the future, ultimately creating the industry’s largest public BDC. I’ll begin by summarizing our strategic rationale found on slide two of the presentation. First, the combination will create the second largest publicly-traded business development company with $8.3 billion in total assets comprised of 221 portfolio companies across 23 industries as of March 31, 2018. As we’ve said before, we believe scale is important in this industry. Exemptive relief across the entire FS/KKR platform already provides us with the benefits of scale on the investment side. With this merger, we also expect to recognize the benefits of scale on our liabilities and expenses, while also helping to improve secondary market liquidity of our stock that will provide a path for greater institutional ownership. Second, the merger will enhance portfolio diversification by reducing the concentration of the combined portfolio’s top holdings and provide the potential to grow portfolio yield and net investment income by optimizing the combined company’s exposure to non-eligible portfolio companies. Finally, the merger also represents a significant step towards maximizing operational and financial synergies, resulting in both near-term and long-term cost savings through the reduction of general and administrative expenses. We believe the merger can also lower financing costs by optimizing the combined company’s capital structure. Let me now share some of the finer details of the transaction, which are summarized on slide three. This will be a NAV-for-NAV transaction with CCT shareholders receiving an equal value of FSIC’s common stock based on the net asset values of each fund at the time of closing, as determined shortly before closing, which we expect to occur in the fourth quarter of 2018. The combined company will trade under the ticker symbol FSIC on the New York Stock Exchange. Upon or prior to closing, CCT will declare a distribution to its shareholders representing any previously undistributed net investment income and net realized capital gains. The distribution will help ensure that CCT maintains its treatment as a RIC during its tax year ending with the date of the merger and to eliminate any U.S. federal income tax on its taxable income. From a fee perspective, FS/KKR Advisor will continue to receive a base management fee of 1.50 percent based on the gross assets of the combined company. As part of the merger solicitation, FSIC will also ask shareholders to approve an amended advisory agreement that will eliminate cash and cash equivalents from the base management fee calculation. Incentive fees will remain unchanged as the Advisor will continue to receive incentive fees on income and capital gains of 20 percent with the incentive fee on income subject to a 7 percent hurdle rate. FS/KKR Advisor will continue to serve as the manager of the combined entity and the members of the FS/KKR Advisor investment committee will remain unchanged. Finally, with respect to timing, we expect to file the definitive joint proxy statement and begin seeking FSIC and CCT shareholder approval in September. I’ll now turn the call over to Todd to speak to the transaction in more detail. Todd?

TODD BUILIONE: Thank you, Michael. As Michael mentioned, the combination of FSIC and CCT will create one of the largest publicly-traded BDCs in the marketplace. Turning to slide four, as of March 31, the merged company will have $8.3 billion in total assets with investments in 221 portfolio companies across 23 industries. In a highly competitive environment, marked by looser underwriting standards, scale allows us to narrow the competitor universe and operate from a position of strength where we control the ball. In many cases, we can act as a single

FS Analyst Call

Prosek Partners

July 23, 2018

Transcript by TransPerfect

lender, which provides us with the ability to insist upon better covenants and therefore downside protection. And, we can focus on the upper middle market, where we believe better risk-adjusted investment opportunities exist. We believe the combination will also help to increase secondary market liquidity for our stock. The increased market cap of the combined company will help grow the average daily float, providing a path for broader institutional ownership. In addition, FSIC and CCT are covered by a different set of research analysts. We look forward to introducing our combined company to a broader set of investors in the near future. The next two slides highlight how the merger will help diversify the company’s investment portfolio by asset, company and industry type. The concentration of the top ten issuers is expected to fall from 35 percent and 27 percent of fair value for FSIC and CCT, respectively, to 19 percent for the combined company. Furthermore, a key benefit of the merger is the potential to grow portfolio yield and net investment income by optimizing the combined company’s allocation to non-eligible portfolio companies. As of March 31, 2018, FSIC had approximately $450 million in non-EPC excess capacity, while CCT was more constrained with approximately $90 million. We believe a significant portion of this excess capacity can be deployed into three strategic investment areas to help increase the combined company’s portfolio yield by leveraging the full breadth of the KKR platform. First, we expect to grow CCT’s Strategic Credit Opportunities Partners, which is CCT’s JV, as well as explore other accretive joint ventures. Second, we expect to leverage KKR’s global asset-based finance team to originate specialty finance-related investments within markets where traditional lenders have either exited or curtailed their lending activity. Among other sectors, we continue to see interesting investment opportunities in the hard asset space, which includes aviation, infrastructure and real estate. Finally, we will seek to take advantage of KKR’s global footprint and may opportunistically make investments in Europe and Canada. Turning to slide seven, on a combined basis, we expect the combination to create operational synergies, resulting in both near and long term cost savings through the reduction of general and administrative expenses. For example, the combination will immediately reduce duplicative expenses, including directors’ fees, transfer agent fees and listing fees, as well as audit and legal expenses associated with quarterly and annual filings. Let’s move to slide eight. With a larger and more diversified balance sheet, we also expect the combined company to have improved access to the capital markets. The merger has the potential to optimize and simplify the combined company’s capital structure, reduce borrowing costs and allow the combined company to more efficiently obtain leverage. We are focused and working hard on this point and we will provide additional details on our progress in the coming weeks. I’ll now turn it back to Michael for some concluding remarks.

MICHAEL FORMAN: Thank you, Todd. To reiterate our expectations on timing, we expect to file the definitive joint proxy statement in September and we anticipate closing the transaction by the end of 2018, following all customary regulatory approvals. The timing is, of course, subject to shareholder approval and the satisfaction of the other closing conditions set forth in the merger agreement. As you’ve come to expect from FS/KKR, we’ll continue to communicate with our shareholders throughout this process and remain focused on delivering strong returns for our investors. To conclude, we hope you all have a better sense of the strategy and objectives for the merger, which is focused on driving shareholder value by recognizing cost savings, improving portfolio yield, enhancing portfolio diversification, and increasing secondary

FS Analyst Call

Prosek Partners

July 23, 2018

Transcript by TransPerfect

market liquidity. In addition to the shared benefits of the merger, we believe the combination offers a unique value proposition for each of FSIC’s and CCT’s shareholders. On behalf of FS/KKR, thank you to everyone on the phone for joining our call. We appreciate your trust and look forward to delivering on this exciting opportunity. With that, we will now open the call for questions.

OPERATOR: Thank you. Ladies and gentlemen, we ask that you keep your questions limited to today’s merger announcement. If you have a question, please press * then 1 on your touchtone phone. If you wish to be removed from the queue, please press the pound sign or the hash key. There will be a delay before the first question is announced. If you are using a speakerphone, you may need to pick up the handset first before pressing the numbers. Once again, if you have a question, please press * 1 on your phone now. Our first question is from Finn O’Shea of Wells Fargo. Please go ahead.

FINN O’SHEA: Hi guys, good morning, thanks for taking our question and congratulations on completing the transaction; it looks beneficial to both parties, CCT and FSIC. To expand on the color of your progress in these mergers, can you give us an update on the timeline potential for the non-tradeds in terms of when those BDCs were pledged to receive liquidity events under prevailing market conditions?

MICHAEL FORMAN: Yeah thanks Finn, I appreciate it. We too believe that this is a good transaction of the shareholders of FSIC and CCT. As relates to the non-traded funds, the non-traded funds would be FSIC2, FSIC3, FSIC4 and CCT2. We’d expect liquidity for those via the same type of merger in 2019 and 2020. Of course all those transactions would be subject to market conditions, board and shareholder approval, but we believe this is the first step in consolidating these vehicles and we’ve told the markets that we expect the others to be consolidated within the next 12 to 24 months.

FINN O’SHEA: Very well, thank you for the color there. Just a couple more. Looking at the portfolio combined composition on slide five, and the strategy you outlined on expanding ABF in hard assets, can you remind us for those sub platforms, are they all under the FS/KKR vertical? Or is there another platform in KRR that has a lot of its own investment capital? And then if you want to touch on if the non-tradeds have claim to that deal flow, just trying to get a feel for how big this in and the challenges of maintaining large ABF books. It’s a bit longwinded.

TODD BUILIONE: No, no, no, this is Todd Builione, I think I get the gist of your question. Those investments, asset based finance investments, are treated the same way as direct lending investments. They’re part of the exemptive relief that applies across the whole KKR platform. So just like unitranche loans, when they come through the KKR funnel and ultimately get approved by the joint investment committee, those opportunities get allocated pro rata based on available capital. I think that was the first part of your question. Second part of your question, our asset based finance capabilities are quite developed and so we do have dedicated pools of capital to that part of the capital structure, dedicated institutional pools of capital and so, in many respects, there is really no difference in terms of how you look at the KKR platform to originate those types of investments versus your standard or more standard direct lending type investments.

FS Analyst Call

Prosek Partners

July 23, 2018

Transcript by TransPerfect

MICHAEL FORMAN: And I’d add to that Finn, I think you really nailed a question there that I think we asked as we looked at a partner for the FSIC franchise. These are really two of the most important principles. One was exemptive relief and the ability to invest across an entire platform. We think that is integral, particularly with a larger BDC. And the second was the broad ABF capabilities that KKR has and the combined franchise’s ability to take advantage of those capabilities.

FINN O’SHEA: Okay, so in Todd’s comments on the advantages of having a single lender proposition that was referring to a COF or something else?

TODD BUILIONE: No, that was meant to say—it’s Todd again—one of the advantages we see of scale is efforting to in each of the situations to which we lend, to be the sole lender. And as you know, by being sole lender, you have many advantages which we put under the rubric of ball control. It allows you, as an example, to have a high lateral negotiation with a barometer, for example, of covenants on the way in, and for the handful of investments where we may need to take the keys and leverage the broader capabilities of KKR to run companies, we can do that more seamlessly by being sole lender, so that’s what we meant.

FINN O’SHEA: Okay. Thank you. Just one more and I’ll hop off. Does this have an impact on either of BDC’s respective buyback programs? And then that’s all from me, thank you so much.

MICHAEL FORMAN: This has no impact one way or the other on the buyback programs. We’ll each be updating the progress of those programs during our quarterly call, which for KKR I believe is this week and for FS is coming up in the next couple weeks.

FINN O’SHEA: Thanks guys.

OPERATOR: Thank you. Our next question is from Christopher Testa of National Securities. Please go ahead.

CHRISTOPHER TESTA: Hey good morning, guys, thank you for taking my questions. Just following up on Finn’s last question, I know you guys have said that you’re going to keep updating the progress on buybacks, but when the merger does indeed close and you have a much larger and more liquid float, is the I guess plan to substantially increase the amount of buyback capacity under the combined vehicles?

TODD BUILIONE: Yeah, we’ll address that on the quarterly calls. We want to just focus on the mergers here. We think we showed our commitment at each FS and KKR to the buyback programs and we’ve been in the market executing on those buyback programs. We are focused on continuing to drive the share price and to deliver performance to the investors and we’ll have more on that during our calls.

CHRISTOPHER TESTA: Okay. Great. And I know you guys had mentioned that CCT, you’re obviously going to pay out any UTIs as well as cap gains, but FSIC also from 4Q ’17 through 3Q ’18, FSIC is also supposed to pay out any undistributed net investment income. Is that also still the case for FSIC?

FS Analyst Call

Prosek Partners

July 23, 2018

Transcript by TransPerfect

TODD BUILIONE: Yeah, again, we’ll address that going forward, but we had discussed that previously and our plan has not changed.

CHRISTOPHER TESTA: Okay. Great. And CCT has a much different book than FSIC given that they’ve only been coinvesting for a short period of time. I’m just curious what your thoughts are on merging two very different books, at least as of now until the more legacy assets at both kind of run off?

MICHAEL FORMAN: Well, I’ll take it and then I’ll let Todd try it as well. I think one of the things that’s been extremely gratifying to both firms is the way that we’ve partnered together and managed these vehicles in partnership. We’ve both become quite comfortable with working with each other’s in our portfolios, so we’ll continue to collaborate. And we do see one of the benefits of the merger is increased diversity. There’s not a huge amount of overlap between the books, and we think by putting them together, our combined shareholders benefit from a much more diverse book where we have far greater scale. And we talked in our call about the benefits of scale, but they’ll be cost savings; we believe we can enhance the way we manage our liabilities, and continue to be a market leader in terms of the type of relationship we can have with our borrowers.

TODD BUILIONE: It’s Todd. Thanks for the question. Two things, one on the diversification point, just so you see on slide five, it’s significant: we go from FSIC having 35 percent of the top ten, CCT having 27 percent in the top ten, down to 19 percent for the combined companies. So that is point one. Point two – and we alluded to this earlier – is the broader opportunity set that CCT has been able to avail itself to over the years, not just unitranche lending, but also asset based finance lending when we see value there, our European and Canadian franchise and international capabilities. And we think in this market where it’s clearly heated, it’s clearly competitive, our risk antennae are way up, having access to that broader opportunity set, if you will, the anti-one trick pony approach, we think is going to really help us on a go forward basis. And so by merging these entities, it makes it more seamless if you will.

CHRISTOPHER TESTA: Got it, yeah, no, that makes sense. And it’s very helpful. That’s all from me. Congrats on the merger, which seems to be beneficial to both sets of shareholders.

MICHAEL FORMAN: Thank you, Chris.

OPERATOR: Thank you. Our next question comes from Doug Mewhirter of Sun Trust. Please go ahead.

DOUG: Hi, good morning. I just had two I guess numbers related questions. I don’t know how precise you can be at this point in time, and I understand if you can’t. The first question is just in terms of very rough percentage ranges, do you know what the overlapping costs savings with the combined cost savings would be from these fixed costs, in terms of directors fees and audits? I’m just looking for very broad ranges.

FS Analyst Call

Prosek Partners

July 23, 2018

Transcript by TransPerfect

MICHAEL FORMAN: Right. So those costs will be realized over a period of time. As we consolidate the operations, as we consolidate the boards, as we consolidate the vendors, and we all know that scale drives cost down and provides increased leverage with partners. We also believe across the entire BDC franchise, that we can drive down the cost on the liability side and have much more advantageous cost. We’ve looked at a low end cost savings in the ballpark of $5 to $7 million dollars. We think we can do better than that. That would be realized over the course of time as we move forward with that. But that’s where we’re conservatively ballparking it and setting a baseline and we believe that we can hopefully achieve to the upside.

TODD BUILIONE: And this is Todd. And one thing to add to that, probably worth mentioning, so there will of course be one-time merger related costs, right, which are obviously just a one time that might offset some of those savings over the very short term. Just want to make sure to highlight that.

DOUG: Okay. Thanks, that’s helpful. My second and final question, another numbers question, I know this is definitely going to change because you have two more quarters to get the books before you actually close the merger, but Todd, could you remind me of what the current undistributed taxable income is at CCT? I know again, that may not be precise because you only do it once a year on a precise basis.

TODD BUILIONE: The approximate number is about 30 million, and we’ll follow up with a more precise number.

DOUG: Okay. Thanks, that’s all my questions.

OPERATOR: Thank you. Our next question is from Ryan Lynch of KBW. Please go ahead.

RYAN LYNCH: Good morning and thanks for taking my questions. Just have two. The first one, I’m not as familiar with CCT’s portfolios, so when I look at the non-qualified bucket with CCT, it’s pretty limited today. Can you just give an overview of what CCT is currently using in their non-qualified bucket? I know you guys have the SCJV but can you also talk about what else is in that bucket?

TODD BUILIONE: Sure, yeah, happy to do it. We’ll give you a few numbers from March 31. It’s Todd again, I’ll start off, and then Dan Petrzak, who as you know, is CIO, will add to this. So you mentioned the JV, that’s a chunk of it. There is a few different purposes of the JV, it gives us access to our partner’s pipeline, Guggenheim, it’s of course yield enhancement and there is an aspect of allowing us to take full advantage of the non-EPC capacities of the platform, right? It helps you there. Just in terms of size, as of March 31st, it was 303 million of CCT equity, about 590 million in total asset size. And we’ve been quite focused on growing that joint venture over time. In fact, as of March 31, the income had more than tripled over the prior two quarters and the assets have grown from memory about 15 percent, quarter over quarter. And so that is certainly a chunk of it. Dan, do you want to talk about some of the other parts of it?

FS Analyst Call

Prosek Partners

July 23, 2018

Transcript by TransPerfect

DAN PIETRZAK: Yeah, the other two pieces are that asset based finance bucket, where we continue to see I think some of the best risk adjusted returns in the market. And there are some portfolio breakdowns on slide 13 that can put these into percentage terms. Ten percent of the asset based finance bucket, CCT as of 3/31, eight percent for the JV, and then Todd mentioned, in the past, we do have the benefit of the global footprint of the team, with a fair amount of that has just been European focused. I think that ends up being a bit more opportunistic, because that bucket is precious in how we use it. Those are the three sort of biggest components. The fourth, which is probably just regular flows, we have had a fair amount of success with Canadian deals in the past 12 months. And they just get captured in that definition obviously. So those would be the breakdowns.

RYAN LYNCH: Okay. Thanks, that is helpful. And then as you guys are successful, at least in getting something via board approval today with the merger and you guys are looking to complete this merger later this year, and then you talked about other mergers in 2019 and 2020, I know you guys have your hands full and shareholders have a lot to think about with these mergers, dose this and how does this affect the potential for you guys to do something with the two to one leverage at all? Does it affect that decision at all? Or are these completely mutually exclusive?

MICHAEL FORMAN: We think it’s I guess mutually exclusive. We’re going to look at them separately. So the fact that we’re merging this together does not in any way change what we said about our view of the leverage and we’ll be talking about that in each of our quarterly calls again so everybody is clear.

RYAN LYNCH: Okay. Thanks, those were all my questions.

OPERATOR: Thank you. Our next question is from Casey Alexander of Compass Point Research. Please go ahead.

CASEY ALEXANDER: Hi, good morning. And Congrats on the transaction. First of all, just from a deal machination standpoint, would it be your expectation that you would set the final exchange ratio and then distribute the undistributed net investment income to CCT shareholders? Or vice versa?

TODD BUILIONE: So the order of operations will be to do that special distribution first and then set the exchange ratio. And what help everyone on the exchange ratio mechanics, first the obvious, it’s just determined by taking CCT’s NAV per share and dividing it by FSIC’s NAV per share as of approximately two business days prior to close of the merger. And so if you use for example CCT’s March 31 NAV of 19.72 per share and FSIC’s of 9.16 per share, then CCT shareholders would receive 2.5128 shares in merged entity for each share that they hold. And just a few more details and this gets into I think your first question, that actual NAV per share will be calculated to adjust the last published NAV per share of each fund. For example, the reflecting income in valuation movements which have occurred since the last quarter end, since the last officially published NAV. So hopefully that helps in terms of a little bit more detail.

FS Analyst Call

Prosek Partners

July 23, 2018

Transcript by TransPerfect

CASEY ALEXANDER: So whether or not the distribution comes before or after is not going to affect the exchange ratio?

TODD BUILIONE: That’s correct.

CASEY ALEXANDER: Thank you. Secondly, is it your expectation—post the closing of this deal, the average position size if I calculate it right is around 37 million. But it seems to me with this combined entity and the co-investment privileges across the platform, that the scale of benefit would be to take positions larger than that, so ultimately the number of portfolio companies might come down somewhat over time. Is that reasonably on base or am I off base with that?

DAN PIETRZAK: This is Dan Pietrzak. I think really the way we’re thinking about that is the match should be the same. You go through the exemptive relief that these vehicles are able to invest, across every deal. Their allocations into deals would be the same on that combined basis. So I don’t think you should see any differences in sizes there or reductions of size based upon that. It will be deal specific.

TODD BUILIONE: The only thing I’d add is I know you know this right, prior to April 9th, these vehicles were managed independent of one another, and so Dan’s comment is exactly right as it relates to the go-forward, but obviously the sizing of FSIC and CCT prior to April 9th and those positions are obviously going to hang on for some time. We’re done prior to it all being part of this exemptive relief waterfall.

CASEY ALEXANDER: Right. Lastly, see that Fitch has had reasonably positive comments on this. Did you guys have discussions with all of the relevant rating agencies before announcing the transaction?

MICHAEL FORMAN: Yes, we did. I assume they will all be publishing their own separate reports, but the feedback was positive.

CASEY ALEXANDER: Okay. Great. Thank you very much, I appreciate it.

MICHAEL FORMAN: Thank you.

OPERATOR: Thank you. Our next question is from Clark Bailey of Susquehanna. Please go ahead.

CLARK BAILEY: Thank you. A quick question – sorry if I missed this – is CCT planning to pay the regular dividend through closing?

TODD BUILIONE: It’s Todd. Yes, we are.

FS Analyst Call

Prosek Partners

July 23, 2018

Transcript by TransPerfect

CLARK BAILEY: Okay. Thank you.

OPERATOR: Thank you. And our next question is from Christopher Testa of National Securities. Please go ahead.

CHRISTOPHER TESTA: Hi guys, just a quick follow-up pertaining to Ryan’s question on the two to one leverage, obviously FSIC has the board approval for that. Just philosophically speaking, I know you guys haven’t reached a definitive decision on this, but in your opinion, with the combined much larger public vehicle, do you think that it’s going to impact negatively your cost of capital if indeed the combined entity does decide to utilize potential two to one leverage?

MICHAEL FORMAN: Yeah, we believe the merger will impact of our cost of capital. Putting aside the two to one, we think it is beneficial, and again, was one of the reasons for this transaction to have the kind of scale that we have. We’re not going to comment on two to one right now. We’ve taken a position—each of those positions has taken a position. We’ll be following up in each of our quarterly calls but we’ve really tried to keep this transaction completely separate from the deliberation on two to one. I would say that we think over time, the two to one will be beneficial to shareholders but there is a lot of work that needs to be done at this point between now and then.

CHRISTOPHER TESTA: Got it. Okay. Thanks for taking my follow-up.

MICHAEL FORMAN: Sure. Thank you.

OPERATOR: Thank you. We have no further questions at this time.

MICHAEL FORMAN: Great. Well, thank you all for your time and attention this morning and we look forward to talking again on each of our quarterly calls.

OPERATOR: Thank you. And thank you ladies and gentlemen. This concludes today’s conference. Thank you for participating. You may now disconnect.